UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended August 2026

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EZGO Technologies Ltd. (the “Company”) is filing its unaudited financial results for the six months ended March 31, 2026 and to discuss its recent corporate developments. Attached as exhibits to this Report on Form 6-K are:

●	the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended March 31, 2026 and 2025 as Exhibit 99.1;

●	the unaudited interim condensed consolidated financial statements and related notes as Exhibit 99.2; and

●	interactive data file disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

This report shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-285024) and Form F-3 (File No. 333-291823) and shall be considered a part of each such registration statement from the date of filing, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and the exhibits hereto contain “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent the Company’s beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in the Company’s forward-looking statements, including with respect to correct measurement and identification of factors affecting the Company’s business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which the Company’s business strategy is based or the success of the Company’s business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, the Company’s performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed more fully under the caption “Risk Factors” as well as other risks and factors identified from time to time in the Company’s SEC filings.

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Exhibit Index

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended March 31, 2026 and 2025.
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026 and 2025.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: August 14, 2026

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